

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 2, 2007

Mr. Greg D. Smith
Chief Financial Officer
Minefinders Corporation LTD.
2288-1177 West Hastings Street
Vancouver, BC Canada V6E 2K3

> **Re:** **Minefinders Corporation LTD.**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 1-31586**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

Financial Statements

Consolidated Balance Sheets, page 3

1.   Please tell us and disclose the nature of the amounts reflected on your balance sheet as "Receivables". We note that you have not had sales in any period presented.

Summary of Significant Accounting Policies

Reporting Currency and Foreign Currency Translation, page 8

2.   Please explain why you are recognizing exchange gains and losses as a separate
        component of shareholders' equity rather than as a component in the
        determination of net income. Please refer to Paragraph 20 of Section 1651 of the
        CICA Handbook.

Note 7 – Asset Retirement Obligation, page 15

3.   We note you have capitalized accretion associated with your ARO to deferred
        development during the year. Please refer to paragraph 17 of Section 3110 of the
        CICA Handbook and tell us why you believe your policy is appropriate.

Note 13 – United States Generally Accepted Accounting Principles, page 21

(a) Mineral exploration expenditures, page 21

4.   Please expand your disclosure to address your accounting under U.S. GAAP for
        drilling and study costs incurred to identify additional mineral resources or to
        convert mineral resources to reserves at your development stage projects. We note
        your disclosure in your Statement of Properties, Development and Deferred
        Exploration Costs that includes assaying and drilling as a development cost under
        Canadian GAAP.

5.   Please clarify if for U.S. GAAP purposes, your mineral properties will be
        amortized using proven and probable reserves that are net of expected extraction
        and processing losses.

6.   We note your disclosure that under Canadian GAAP, revenue incidental to
        exploration and development and proceeds on sales of properties is credited
        against the cost of properties. Please expand your disclosure regarding your
        accounting for such transactions under U.S. GAAP.

7.   Please expand your disclosures to address your policy regarding the timing of the
        commencement of the production stage under both U.S. and Canadian GAAP.
        Please refer to EITF 04-6 for U.S. GAAP purposes.

U.S. GAAP (Inception to date) Consolidated summarized statement of loss and deficit,
page 24

8.   Please identify the inception date reflected in this financial information.

9.   Please tell us if this inception to date information has been audited. We do not note
        any reference to the inception to date period and related financial information in the
        Report of Independent Registered Accountants.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief